UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 9, 2025

AEROVATE THERAPEUTICS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40544	83-1377888
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

930 Winter Street, Suite M-500
Waltham, Massachusetts	02451
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (617) 443-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	AVTE	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 7.01 Regulation FD Disclosure.

On April 9, 2025, Aerovate Therapeutics, Inc., a Delaware corporation (“Aerovate”), issued a press release titled “Aerovate Therapeutics Declares Special Cash Dividend in Connection with the Proposed Merger with Jade Biosciences.” A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1) is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

As previously disclosed, on October 30, 2024, Aerovate entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Caribbean Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Aerovate, will merge with and into Jade Biosciences, Inc. (“Jade”), with Jade continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the “First Merger”), and Jade will merge with and into Caribbean Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Aerovate (“Merger Sub II” and together with Merger Sub I, “Merger Subs”), with Merger Sub II being the surviving entity of the merger (the “Second Merger” and, together with the First Merger, the “Merger”).

On April 9, 2025, Aerovate’s board of directors declared a special cash dividend to its stockholders in connection with the Merger (the “Cash Dividend”). The Cash Dividend will be an aggregate of $69.6 million, or an estimated $2.40 per share, payable in cash to the stockholders of record as of April 25, 2025. The estimated per share dividend is based on 28,985,019 shares of Aerovate’s common stock outstanding as of April 9, 2025. The payment date in respect of the Cash Dividend is scheduled for April 29, 2025.

Aerovate does not have, and does not expect to have, current or accumulated earnings and profits as described in Section 312 of the Internal Revenue Code of 1986, as amended. Accordingly, the Cash Dividend is expected to be characterized as a return of capital and reported as a non-dividend distribution.

Payment of the Cash Dividend is conditioned upon the closing of the Merger. Closing is expected to occur on or about April 28, 2025 assuming that the transaction is approved by Aerovate’s stockholders and the satisfaction or waiver of all conditions under the Merger Agreement. Aerovate’s stockholders will consider and vote upon approval of the Merger at the special meeting of Aerovate stockholders scheduled for 9:00 a.m. ET on April 16, 2025.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K and the exhibits filed or furnished herewith, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Aerovate, Jade, the proposed pre-closing financing and the proposed merger between Aerovate and Jade (collectively, the “Proposed Transactions”) and other matters. These forward-looking statements include, but are not limited to: expectations related to Aerovate’s payment of the Cash Dividend in connection with the Proposed Transactions, including anticipated amount, timing and tax implications; the number of shares of Aerovate common stock that may be outstanding as of the record date; and expectations related to anticipated timing of the Closing and satisfaction (or waiver) of closing conditions under the Merger Agreement, including approval of the Merger by Aerovate’s stockholders. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Aerovate, Jade or the Proposed Transactions or the Cash Dividend will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Aerovate’s control) or other assumptions that may cause actual results, the Cash Dividend or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including Aerovate’s failure to obtain stockholder approval for the proposed merger; the risk that the proposed pre-closing financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of Aerovate and Jade to consummate the transactions contemplated by the Proposed Transactions; risks related to Aerovate’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the Proposed Transactions; risks related to Aerovate’s and Jade’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transactions, as applicable, as well as uncertainties regarding the impact any delay in the closing of any of the Proposed Transactions would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the business combination between Aerovate and Jade; costs related to the merger; as a result of adjustments to the exchange ratio, Jade stockholders and Aerovate stockholders could own more or less of the combined company than is currently anticipated; the outcome of any legal proceedings that may be instituted against Aerovate, Jade or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; unexpected costs, charges or expenses resulting from the Proposed Transactions; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transactions; the risk that Aerovate stockholders receive more or less of the cash dividend than is currently anticipated; and those uncertainties and factors more fully described in filings with the Securities and Exchange Commission (the “SEC”),including reports filed on Form 10-K, 10-Q and 8-K, in other filings that Aerovate makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus described below under “Important Additional Information About the Proposed Transaction Filed with the SEC,” as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Aerovate from time to time, any risk factors related to Aerovate or Jade made available to you in connection with the Proposed Transactions, as well as risk factors associated with companies, such as Jade, that operate in the biopharma industry. Should one or more of these risks or uncertainties materialize, or should any of Aerovate’s or Jade’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this Current Report on Form 8-K and the exhibits filed or furnished herewith should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the exhibits filed or furnished herewith, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Aerovate nor Jade undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements. This Current Report on Form 8-K and the exhibits filed or furnished herewith do not purport to summarize all of the conditions, risks and other attributes of an investment in Aerovate or Jade.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions between Aerovate and Jade or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transaction Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement on Form S-4 or for any other document that Aerovate has filed or may file with the SEC in connection with the Proposed Transactions. In connection with the Proposed Transactions, Aerovate has filed with the SEC a registration statement on Form S-4, which contains a proxy statement/prospectus of Aerovate. AEROVATE URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT AEROVATE, JADE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed by Aerovate with the SEC through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials filed with the SEC before making any voting or investment decision with respect to the Proposed Transactions. In addition, investors and stockholders should note that Aerovate communicates with investors and the public using its website (https://ir.aerovatetx.com/).

Participants in the Solicitation

Aerovate, Jade and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transactions. Information about Aerovate’s directors and executive officers, including a description of their interests in Aerovate, is included in the proxy statement/prospectus relating to the Proposed Transactions and Aerovate’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, each as filed with the SEC. Information about Aerovate’s and Jade’s respective directors and executive officers and their interests in the Proposed Transactions is included in the proxy statement/prospectus relating to the Proposed Transactions filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release issued by Aerovate Therapeutics, Inc. on April 9, 2025, furnished herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aerovate Therapeutics, Inc. (Registrant)

Date:	April 9, 2025	By:	/s/ George A. Eldridge
		Name: Title:	George A. Eldridge Chief Financial Officer